Exhibit (a)(5)(iv)

June 10, 2024

Subject: Information regarding the tender process

I am sending this to you as you have received OSG stock grants as part of your compensation, to share some details regarding the tender process and how you will receive specific instructions to tender your shares.

Earlier today Saltchuk commenced the tender offer whereby OSG stockholders may sell (tender) their shares directly to Saltchuk. This offer will remain open until July 9, 2024, unless extended. If enough OSG shares are tendered so that Saltchuk would own more than 50% of OSG’s shares and the required antitrust clearance is obtained, Saltchuk will complete the tender offer and you will receive $8.50 per share in cash for each share you tender. In order to tender your shares and for your shares to be counted toward Saltchuk obtaining a majority of OSG’s shares, you must give instructions to do so. If the tender offer is completed (which will occur only if enough shares are tendered so that Saltchuk would own a majority of the OSG shares and the required antitrust clearance is obtained), then even if you do not tender your shares, your shares will be converted into a right to receive $8.50 per share by means of a “second-step” merger process.

A point of clarification - you will be able to tender shares that are already vested. If the transaction is completed, your unvested shares will be paid out in the closing process.

For instructions regarding how to tender your shares, look to receive an information packet containing important information about the tender offer and specific instructions for how to tender your shares. Some shareholders will receive these instructions via U.S. mail in an envelope from Georgeson. If your shares are registered in the name of a broker or similar institution, you will likely receive an email and/or mailing from your institution. We encourage you to contact your institution in order to obtain additional information about the tender offer, including instructions for tendering your shares.

Additionally, OSG has made the information relating to the tender offer (including the procedure for tendering your shares and receiving payment) available online at https://www.osg.com/investors/sec-filings/. The packet of information consists of certain filings with the SEC, including a Schedule 14D-9, Schedule TO, Offer to Purchase, Letter of Transmittal, and other documents, which are also available free of charge at the website maintained by the SEC at www.sec.gov, which you are also encouraged to read.

Questions and requests for assistance may be directed to Georgeson LLC, the information agent for the tender offer, which can be reached by phone toll free at (866) 643-6206. I am also happy to assist on any inquiries you may have.

Regards,

Susan Allan